Exhibit 99.2


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PERDIGAO S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.
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                       A PROJECT FOR EXCELLENCE IN SERVICE
                        CLOSE PARTNERSHIP WITH CUSTOMERS

The ATP (Atendimento Total Perdigao) integrates efforts in various areas of the company to assure timely delivery, volumes and quality

         PERDIGAO is already reaping the results of one of the most ambitious initiatives implemented by the company to achieve excellence in customer service, the ATP Project -- Atendimento Total Perdigao (Perdigao Total Service). The efficiency of this initiative can be measured by the growth recorded in recent months, in all the indicators related to the expedient receiving of orders, delivery on time, negotiated volumes and inventory turnover.

         This is the case with OTIF (On Time In Full), for example, where PERDIGAO increased 600 basis points between January and July. OTIF is one of the most important parameters to evaluate the quality of services rendered by a company and shows the percentage of products delivered on time and in the agreed quantities.

         However, there is no doubt that the greatest gain afforded by the ATP was the establishment of closer partnership between the company and the customers. The project mobilizes and integrates the efforts of various areas (production, commercial, marketing, information technology and logistics among others) with the support of Axia Consulting and the focus on customer satisfaction.

         Based on the model known as "Supply Chain Management", ATP was developed to give support to the accelerated rhythm of expansion experienced by PERDIGAO, which records an average annual growth of 15% in volumes, since 1995. "Invest in the improvement of all services, from the order to delivery, to meet the specific needs of each client was a strategic decision of the company to continue growing, and today, this is our reality", states the Supply Chain Director, Wlademir Paravisi.

                                   A NEW LOGIC

         In order to implement the ATP Project it was necessary to review, align and integrate the actions of the whole company, establishing a new work logic. At the beginning of this year, the project advanced with the design of a new organizational chart adding two new areas: Demand Management and Orders Management.

         The area of Demand Management has the responsibility of collecting information to build the scenarios that will define the sales volumes. The challenge is to estimate, three months in advance, the behavior of each line of products, establishing projections that will be used to guide the activities of all areas, beginning with production. The trends are converted into estimates that determine the integrated planning of the whole chain - from the factory to the gondola.


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         The Orders Management, on the other hand, is responsible for offering the best level of services to the customer, controlling the sales' order from its entrance to the final notification of delivery of products, both for the domestic and export markets.

         Among the processes implemented by the new area are the analysis and correction of inconsistencies in the orders. This is done through an advanced technology that integrates such tools as the EDI (Electronic Data Interchange), for the electronic transfer of data and palm tops. The next step, now in the finishing stage, will include the installation of a system that will allow the customers of the export market to monitor the progress of the orders through the Internet, using a password.

         The Logistics area also provides important support to the ATP and its challenge is to distribute around 50 thousand tons of products, every month, among the more than 70 thousand customers throughout the national territory, accomplishing more than two thousand trips a day and approximately 240 thousand deliveries per month. Agility in the operation is of utmost importance for PERDIGAO to assure the speed of deliveries and the integration of the processes promoted by the ATP. As soon as the order is received, the product is located and its distribution planned. Thus, the time required to supply great networks, for example, is less than 72 hours.

                                OTHER INDICATORS

         Other important indicators confirm the gains brought by the ATP to the service that Perdigao offers to its customers. Among these is the lead-time, that measures the time elapsed between the receiving of the order and the delivery of the product. Since the beginning of 2005, the company's lead-time has dropped, in average, 14%.

         During the same period, the inventory turnover has shown a significant development: an increase of 16% compared to 2004. The high inventory turnover shows that the products stay less time in the Plants and Distribution Centers and, consequently, arrive much fresher at the consumer.

         The ATP integrates all activities across the company, and the success of its results is attributable to the commitment of all areas. "Totally aligned with the new work philosophy and using the tools made available by the project, the sales team is entirely dedicated to guarantee satisfaction to the customer and also to the consumer", says the Domestic Sales Director, Luiz Carlos Campagnola.

         Sao Paulo, September 5th, 2005

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791